September 29, 2022
By E-mail

Division of Corporate Finance, Disclosure Review Program
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Humana Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed March 9, 2022
        File No. 001-05975

To Whom It May Concern:

Thank you for your letter of September 20, 2022, regarding Humana Inc.'s proxy statement disclosures.  We acknowledge receipt and confirm that we will enhance our future proxy disclosures in accordance with the topics discussed in your letter.

If you have additional questions or need anything further, please don't hesitate to contact me at (502) 580-1000.

Sincerely,
Joseph M. Ruschell
Vice President, Associate General
Counsel & Corporate Secretary
Humana Inc.
cc: Bruce D. Broussard (Humana Inc.)